UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Badger Meter, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	001-06706	39-0143280
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4545 W. Brown Deer Road, Milwaukee, Wisconsin 53223

(Address of principal executive offices)

William R. A. Bergum

Vice President – General Counsel and Secretary

(414) 371-5707

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Badger Meter, Inc.’s (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.badgermeter.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Badger Meter, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BADGER METER, INC.

By:	/s/ William R. A. Bergum	June 1, 2015
	William R. A. Bergum	(Date)
Vice President – General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Badger Meter, Inc.